Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

Item 1                                                            Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”)

Suite 3150

666 Burrard Street

Vancouver, BC

V6C 2X8

Item 2                                                            Date of Material Change

March 17, 2015

Item 3                                                            News Release

A news release with respect to the material change referred to in this report was disseminated on March 17, 2015 through the facilities of Marketwired and subsequently filed on SEDAR at www.sedar.com.

Item 4                                                            Summary of Material Change

On March 17, 2015, Silver Wheaton announced that it had closed its previously announced bought deal common share financing (the “Offering”). A total of 38,930,000 common shares of Silver Wheaton were sold at a price of US$20.55 per share, for aggregate gross proceeds to Silver Wheaton of approximately US$800 million.

Item 5                                                            Full Description of Material Change

On March 17, 2015, Silver Wheaton announced that it had closed the Offering. A total of 38,930,000 common shares of Silver Wheaton were sold at a price of US$20.55 per share, for aggregate gross proceeds to Silver Wheaton of approximately US$800 million.  Silver Wheaton used the net proceeds from the Offering to fund the Company’s acquisition of an additional 25% gold stream from Vale S.A.’s Salobo mine, located in Brazil (as announced by Silver Wheaton on March 2, 2015).

The Offering was made through a syndicate of underwriters led by Scotiabank and included BMO Nesbitt Burns Inc., CIBC World Markets Inc., RBC Dominion Securities Inc., Merrill Lynch Canada Inc., TD Securities Inc., GMP Securities L.P., Macquarie Capital Markets Canada Ltd., National Bank Financial Inc., Canaccord Genuity Corp., HSBC Securities (Canada) Inc., Morgan Stanley Canada Ltd., Raymond James Ltd., UBS Securities Canada Inc., Credit Suisse Securities (Canada) Inc., Mitsubishi UFJ Securities (USA), Inc. and Salman Partners Inc.

The Offering was completed by way of a short form prospectus in all of the provinces of Canada and was registered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system.

Item 6                                                            Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7                                                            Omitted Information

N/A

Item 8                                                            Executive Officer

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-800-380-8687

Email: info@silverwheaton.com

Item 9                                                            Date of Report

March 25, 2015

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the Offering, future price of commodities, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production), costs of production, reserve determination, reserve conversion rates, statements as to any future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the Offering, any specific risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement disclosed in the Canadian Prospectus (as defined below), fluctuations in the price of commodities; the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to the Silver Wheaton’s acquisition strategy, risks related to the market price of the Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel,  risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting,  risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations,  the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Risk Factors” in the short form prospectus of Silver Wheaton filed in Canada in connection with the Offering (the “Canadian Prospectus”) available on SEDAR at www.sedar.com and in the US prospectus of Silver Wheaton dated March 9, 2015 (the “US Prospectus”) included in the Registration Statement on Form F-10 filed with the SEC.  Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the satisfaction of each party’s obligations in accordance with the terms of the Amended Salobo Purchase Agreement, the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency, the estimate of the carrying value of the Precious Metal Purchase Agreements (as defined in the Canadian Prospectus) and such other assumptions and factors as set out herein.  Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary.  The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes.  Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.